AVG Technologies N.V. Gatwickstraat 9-39 1043 GL Amsterdam The Netherlands www.avg.com +31 20 522 6210 Tel 1 415 371 2006 Tel

October 20, 2015

Via EDGAR and E-mail

Cecilia Blye, Chief

Pradip Bhaumik, Special Counsel

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE, Mail Stop 4628

Washington, DC 20549

Re:	AVG Technologies N.V.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 10, 2015

File No. 001-35408

Dear Ms. Blye and Mr. Bhaumik,

We have received your comment letter dated October 15, 2015 regarding our Annual Report on Form 20-F, and we respectfully request a 10 business day extension until November 13, 2015 to gather additional information to respond to your comments.

Please contact me at 415-371-2006 if you have any questions or concerns.

Sincerely,

/s/ John Little
John Little
Chief Financial Officer